MidWestOne Bank

2023 ANNUAL REPORT

Building An Enduring Institution



Motion
MidWestOne Bank
DATE May 2023
PAY TO THE ORDER OF Miracles In Motion
$5,000.00
Five thousand & 00/100
DOLLARS
MidWestOne Foundation
AUTHORIZED SIGNATURE
MEMO
Member FDIC
Equal Housing Lender

MidWest*One* Financial Group, Inc.
Board of Directors

Contents

Larry D. Albert—Retired CEO, Central Bank

Richard R. Donohue—Retired Managing Partner, TD&T CPAs and Advisors, P.C.

Charles N. Funk—Retired CEO, MidWest*One* Financial Group, Inc., and MidWest*One* Bank

Janet E. Godwin—CEO, ACT, Inc.

Douglas H. Greeff—President, Greeff Advisory LLC and Director of TRX

Richard J. Hartig—Chairman, Hartig Drug Stores

Jennifer L. Hauschildt—Global Chief Human Resources Officer, Georg Fischer, Uponor division

Matthew J. Hayek—Attorney and Partner, Hayek, Moreland, Smith & Bergus, LLP

Ruth E. Heinonen—Corporate Affairs Consultant

Nathaniel J. Kaeding—Director of Real Estate Development, Hodge Construction

Tracy S. McCormick—CFO and Director, Mill Creek Development Company

Kevin W. Monson—Founder and Chairman Emeritus, Neumann Monson Architects and Chairman of the Board, MidWest*One* Financial Group and MidWest*One* Bank

Charles N. Reeves—CEO and Director, MidWest*One* Financial Group, Inc., and MidWest*One* Bank

2-6   To Our Shareholders

7   Exceptional Employee Engagement

8-9   Our Stakeholder Commitment

10   Creating Shareholder Value

11   Financial Highlights

Cover Photo: Christy Fehlberg presents a MidWest*One* Foundation donation of $5,000 to Miracles in Motion of Swisher, IA.

To Our Shareholders



"We will honor our legacy and principles, while embarking on our journey to build a high performing enduring institution."

*T*o say 2023 was a turbulent year in banking would be an understatement. The Federal Reserve raised interest rates a total of five hundred twenty-five basis points in 2022 and early 2023, the largest and fastest increase in our banking lives. Warren Buffet's famous quote of "when the tide goes out" quickly came to fruition and we saw the bank failures of Silicon Valley, Signature and First Republic Bank in quick succession. All were highly concentrated institutions, with extreme levels of uninsured deposits, who exhibited poor asset/liability management.

Your company, MidWest*One* Financial, has an exemplary core, granular deposit franchise built over ninety years and a diversified business model that stood the turbulence well. However, we were not immune to the interest rate cycle and our primarily fixed rate loan portfolio and a too large, low yielding bond portfolio caused our net interest margin to decrease to 2.46 percent by year end 2023, the lowest in company history. As eighty percent of our revenue is derived from the spread between our deposit costs and our earning asset yields, our net income was greatly reduced in 2023. We'll discuss our financial results in more detail later in this letter.

Amidst that backdrop, MidWest*One* Financial was undergoing its own transformation. One where we honored the legacy and culture built by Dick Summerwill and Charlie Funk, yet one where we accelerated the pace of innovation and increased the level of performance accountability as we strive to become a high performing company for all our stakeholders.

In late April, after months long ideation and data review, Executive Management and Board of Director engagement, our company unveiled its Strategic Plan, based on five Strategic Pillars, along with our 2023 Strategic Initiatives.

We developed the company's first Vision Statement, for we needed to know who we are and who we aspire to be, which will stand alongside our long-held Operating Principles. Our Vision is "To be the pre-eminent relationship-driven community bank where our expertise and proactive approach generate meaningful impact for our stakeholders."

To achieve our vision, we developed the following Strategic Pillars:

Exceptional Customer and Employee Engagement	Strong Core Local Banking Model	Sophisticated Commercial Banking and Wealth Management	Specialty Business Lines	Improving our Efficiency and Operations

Exceptional Customer and Employee Engagement

In 2023, we commenced programs eliciting the voice of our customer across many of our business lines and we performed well. We were rated over the industry average on the Primary Financial Institution (PFI) score at 75 percent. Additionally, we measured over the industry average at 84 percent in the Service Quality Index (SQI), and our Net Promoter Score (NPS) also came in over the industry average at 54 percent.

Our teams are also inextricably intertwined with the communities we serve, and our philanthropic donations totaled $1,365,470 across our footprint.

We are all about our employees and were incredibly proud to earn Top Workplace recognition in Iowa, Minnesota and the USA for 2023!



In 2023, we also unveiled our MidWest*One* Fundamentals, the behaviors that bring to life, each and every day, our Operating Principles. These have served as additional connection to all our regions, team members and communities.

Strong Core Local Banking Model

Our deposits per branch of $90 million and our average account size of $30 thousand compare well to our peers and we have many markets where we have 30-40 percent market share. The importance of this dynamic was seen as the coastal banking crisis erupted in March and our local model fared quite well.

We will be increasing our community advisory boards in 2024, and we continued to decentralize decision making in 2023, getting the decision as close to the customer and the community as possible. A concrete example of such is the hiring of a Senior Credit Officer based in our critical Dubuque, IA, market and now lending decisions up to $10 million are made in the local market by individuals with deep local knowledge.

Sophisticated Commercial Banking and Wealth Management

We are uniquely positioned to become the bank of choice for small-to mid-sized businesses (those with revenue up to $150 million) and individuals with between $3-$25 million in investable assets.

Commercial Banking was led by Executive Vice President Chase Stafford. In 2023, we added considerable commercial banking talent in our major metro markets of Iowa, the Twin Cities and Denver, leading to 7.50 percent loan growth. Late in 2023, we completely revamped our Treasury Management team and are now well-situated to compete for middle market business. We have now developed the talent, products and processes to consistently achieve upper single-digit loan growth on an annual basis.

The talent and product additions we made to our Wealth Management group in 2022 led to significant results in 2023, with new Assets under Management of $195 million, a 60 percent yearly increase and revenue growth in that business segment of 9 percent. In January 2024, we were pleased to welcome Steve Heimermann, Executive Vice President of Wealth Management, as we look to his leadership to grow this business line at a double-digit pace in the years to come.





Specialty Business Lines

Many high performing community banks have utilized a business model where specific expertise is developed in targeted industries or products to drive customer acquisition, risk prudence and ultimately profitability. When this expertise is combined with deep, personal, community-driven relationships, you win. This is the path your company began to develop in 2023 with the formation of specialty groups in Commercial Real Estate, Agribusiness and Government Guaranteed Lending. We look forward to the impact these teams will make to our company and our customers in 2024 and beyond.

Improving our Efficiency and Operations

Our company grew quickly, from $1.8 billion in assets in 2014 to $6.4 billion by the end of 2023. We needed to "mature" our company to keep pace with our asset growth. A team led by President and Chief Operating Officer Len Devaisher and Chief Financial Officer Barry Ray identified numerous opportunities for improvement, the first of which was a geographical realignment of our too-extensive footprint. In late September, we announced the divestiture of our Florida operations for an attractive premium and, almost simultaneously, the execution of a definitive agreement to scale our critical Denver market. The Denver transaction closed in the first quarter of 2024, and we expect the Florida divestiture will occur in the second quarter of 2024.

In addition, as part of our strategic plan, we announced we would reduce expenses by 5.00 percent, while reinvesting 2.50 percent of those savings back into the business. In this difficult operating environment where revenue growth is challenged, we were pleased to exceed our objective. While maintaining expense discipline, we also reinvested in people and significant technology platforms, including Digital Account Opening, a Commercial end-to-end loan origination system and an industry-leading fraud and anti-money laundering platform.

2023 Financial Results

As discussed, the rapid interest rate increases in the 2022-2023 cycle had a dramatic impact on our net interest margin, and thus our net income. To counteract these trends, we undertook two separate balance sheet bond restructurings totaling approximately $347 million in order to reduce our liability sensitivity and to improve future years earnings. We also continued to be disciplined in our loan and deposit pricing, with new loans averaging greater than 7.50 percent, while our deposit costs increased less than peer banks.



Despite these actions, our net interest margin declined 46 basis points year-over-year, primarily due to our fixed rate loan and bond portfolios. Every basis point is equivalent to approximately $600 thousand of annual revenue, and as a result our net interest income decreased $22 million. We expect our net interest margin to trough in the first half of 2024 and to slowly increase thereafter, dependent on future Federal Reserve rate reductions.

Our year-to-date return on average assets was 0.32 percent, and our return on average tangible equity was 6.14 percent.



Despite the uncertain economic environment, asset quality metrics remained at peer group levels with net charge-offs at only 0.09 percent of loans and non-performing asset ratio at 0.47 percent at year end 2023. These results were accomplished through the diligent credit risk administration efforts of our frontline bankers, as well as our seasoned credit executives. While we do expect more "normalized" asset quality metrics in 2024, we are confident in our underwriting and our credit risk appetite.



Our annual employee "Rally Day" has evolved to "Rally Week" comprising three large-scale in-person recognition events across our footprint. I had the privilege to recognize the following individuals with the CEO award for their performance and alignment with our Fundamentals: RJ Lang, Senior Vice President, Mortgage Banking; Lisa Waldo, Vice President, Branch Banking; Lynne Hager, Vice President, Marketing; Derek Marley, Vice President, Data Analytics; Sandy Bailey, Oskaloosa Market President; Angie Brown, Vice President, Branch Banking; Keith Graff, Vice President, Loan Operations; and Jeannette Hall, Vice President, Finance.

We thank our Board of Directors for their guidance and support in 2023 and for their critical role in leading the transformation of this company to a high performing organization.

While our bottom-line financial results were challenged in 2023, I could not be more proud of the MidWest*One* team for their execution of so many of our strategic initiatives and for always taking care of our customer and one another. We will continue to honor the legacy of those before us, strive for excellence in all that we do and Build an Enduring Institution for the next ninety years.

It is a great privilege to write this letter and to serve you, our loyal shareholders. Thank you for your faithful support.

Very sincerely yours,

Charles N. Reeves

Kevin W. Monson

Sales Performance Award
2023

Cedar Rapids, IA Wealth Management team receives their Rally Day Sales Performance Award.

EXCEPTIONAL EMPLOYEE ENGAGEMENT

At MidWest*One*, our people are number one in everything we do.

Since 1934, our teams have been taking care of our customers and those who should be. Engaged employees help ensure excellent customer care. Our culture is based on expertise, integrity, teamwork, talent, and results. Our employees have been paramount to our success over the past 90 years and we continue to prioritize initiatives that keep our teams energized.

TOP WORK PLACES 2023 — Des Moines Register
Des Moines Register Top Workplaces
2013-2023

AMERICA'S BEST BANKS 2023 — Newsweek
Newsweek Best Bank
2018-2023

StarTribune TOP WORK PLACES 2023
Star Tribune Top Workplaces
2018-2023

Professional Development

Our dedicated learning and development team understands that learning constantly leads to engaged employees. Our employees completed approximately 1,400 hours of professional development training during 2023.

Rally Week

Once a year our teams "Rally" regionally throughout our footprint for an evening of celebration. Rally Week consists of good food, comaraderie, and recognition. Individuals and teams receive awards honoring their unique contributions to company success. In 2023, a total of 90 awards were given to recognize efforts in sales, community commitment, and company loyalty.

Energage

Our employees are invited to complete the Energage Survey on an annual basis. Energage helps us measure and improve our workplace culture. It also serves as a benchmark of company success for recognition as a Top Workplace in Minnesota and Iowa. We receive constructive feedback through this survey that is used to improve team communication and processes. This year's top scores reflected employee satisfaction with manager empathy, professional development opportunities, and exceptional interdepartmental cooperation.



Our St. Michael team shows their support of the American Heart Association Go Red for Women.

Our Stakeholder **Commitment**

Being Present in our Communities

Our mission of taking care of our customers and those who should be holds true in our community giving philosophy as it does in other areas of our business. We strive to deliver on our commitment to community banking by supporting many community initiatives throughout our footprint each year. Every one of our MidWest*One* Bank locations has a philanthropic and sponsorship budget to use as community needs and initiatives arise. Local decision making ensures that these dollars are given where they are most needed.


CELEBRATING COMMUNITY 2023
WELCOME!
CELEBRATING COMMUNITY 2023
Thank You Sponsors
Denver employees volunteered for Denver Celebrating Community.

416

Organizations Supported

$1,365,470

Total Monetary Contributions from the Company and its Employees

Community Development Loans

Community Development Loans promote growth and support of low-to moderate-income individuals, families and communities by helping fund affordable housing or community services, promoting economic development and stabilizing and revitalizing areas in need of assistance. These loans help our communities stay strong.

$134,223,580

Community Development Loans made in 2023

MidWest*One* Foundation

The MidWest*One* Foundation provided substantial gifts across our footprint during 2023 totaling over $240 thousand. These grants encompass various sectors, such as healthcare, education, community development, and historic preservation. Projects included the purchase of specialized healthcare equipment, renovating school facilities, constructing community centers, and preserving historic districts. This diverse approach reflects their commitment to enhancing the well-being and vitality of communities across the Company's footprint

Volunteer Hours

Being present in our communities is emphasized at all levels of the company. We don't just send a check. We personally deliver the check and then stick around after the photo to lend a pair of hands.


MidWestOne Bank.
$20,000
Members of our Florida team present a donation for $20,000 to their local Habitat for Humanity group.

Habitat for Humanity

Our Habitat for Humanity partnerships provide a special opportunity to contribute financially, along with sending teams of employee volunteers to provide hands-on project support.



Pictured: A few of our Iowa bankers gathered to help Cedar Valley Habitat for Humanity revitalize a home through their "Women Build" program.

8,591
hours volunteered by MidWest*One* employees

328
Organizations benefitting from MidWest*One* volunteers

252
MidWest*One* volunteers active in our communities

Creating **Shareholder Value**

Strategies for a lasting impact

MidWest*One* Bank is well ahead of plan in executing the strategic initiatives designed to improve our performance and position the Bank to deliver financial results at the median of our peer group by the end of 2025. Highlights from 2023 include outstanding expense discipline and re-allocation, our geographic repositioning with the closing of the Denver Bankshares merger on January 31, 2024, key new hires in our Iowa Metro and Twin Cities markets, the hiring of a talented executive to lead our wealth management business, and the expansion of our specialty business lines with the recruitment of an agri-business team. We are rapidly scaling in our core markets while adding new business lines, which taken together, provide visibility to improved growth and returns.

> "The strategic pillars are the foundation of a commitment to delivering financial performance that drives shareholder value."
> -- Barry Ray, CFO at MidWest*One* Bank

> "Acquiring Denver Bankshares, Inc accelerates our growth in this critical market by 3-4 years and is an important step in our journey to build a high performing organization."
> -- Chip Reeves, CEO at MidWest*One* Bank


NASDAQ CONGRATULATES
MIDWESTONE FINANCIAL GROUP
ON THE ANNOUNCEMENT OF
ACQUIRING DENVER BANKSHARES
MidWestOne
FINANCIAL GROUP, INC.
MOFG
NasdaqListed
Nasdaq

Financial Highlights

(dollars in thousands, except per share amounts)

	2023	2022	2021	2020	2019
YEAR-END BALANCES					
Total Assets	$ 6,427,540	$ 6,577,876	$ 6,025,128	$ 5,556,648	$ 4,653,573
Total Securities	1,870,324	2,282,968	2,288,110	1,657,381	785,977
Loans Held for Investment, Net of Unearned Income	4,126,947	3,840,524	3,245,012	3,482,223	3,451,266
Total Deposits	5,395,673	5,468,942	5,114,519	4,547,049	3,728,655
Total Shareholders' Equity	524,378	492,793	527,475	515,250	508,982
AVERAGE BALANCES					
Total Assets	$ 6,475,360	$ 6,244,284	$ 5,780,556	$ 5,135,841	$ 4,201,040
Total Securities	2,039,814	2,327,141	2,040,672	1,139,954	669,859
Total Loans	3,993,389	3,511,192	3,362,488	3,551,945	3,157,127
Total Deposits	5,455,609	5,309,049	4,838,227	4,184,406	3,362,713
Total Shareholders' Equity	505,751	500,471	527,036	515,455	452,018
EARNINGS					
Net Interest Income	$ 144,172	$ 166,358	$ 156,281	$ 152,964	$ 143,650
Credit Loss Expense (Benefit)	5,849	4,492	(7,336)	28,369	7,158
Noninterest Income	18,423	47,519	42,453	38,620	31,246
Noninterest Expense	131,913	132,788	116,592	149,893	117,535
Income Before Income Taxes	24,833	76,597	89,478	13,322	50,203
Net Income	20,859	60,835	69,486	6,623	43,630
PER COMMON SHARE					
Earnings - Basic	$ 1.33	$ 3.89	$ 4.38	$ 0.41	$ 2.93
Earnings - Diluted	1.33	3.87	4.37	0.41	2.93
Dividends	0.97	0.95	0.90	0.88	0.81
Book Value	33.41	31.54	33.66	32.17	31.49
Year-End Closing Price	26.91	31.75	32.37	24.50	36.23
CREDIT RISK PROFILE					
Nonperforming Assets	$ 30,288	$ 15,924	$ 31,897	$ 45,005	$ 45,323
Nonperforming Assets Ratio	0.47%	0.24%	0.53%	0.81%	0.97%
Net Charge-Offs (Recoveries)	3,749	6,563	(436)	5,265	7,386
Net Charge-Off (Recovery) Ratio	0.09%	0.19%	(0.01%)	0.15%	0.23%
Allowance for Credit Losses Ratio (Excluding PPP Loans)	1.25%	1.28%	1.52%	1.72%	0.84%
FINANCIAL RATIOS					
Return on Average Equity	4.12%	12.16%	13.18%	1.28%	9.65%
Return on Average Tangible Equity[1]	6.14%	15.89%	16.63%	10.80%	13.98%
Return on Average Assets	0.32%	0.97%	1.20%	0.13%	1.04%
Net Interest Margin, Tax Equivalent[1]	2.46%	2.92%	2.95%	3.30%	3.82%
Efficiency Ratio[1]	67.28%	56.98%	54.65%	56.92%	57.56%
Common Equity Ratio	8.16%	7.49%	8.75%	9.27%	10.94%

(1) Non-GAAP Financial Measure. Refer to the "Non-GAAP Presentations" section of the applicable Form 10-K for a reconciliation to the most directly comparable GAAP measure.

Company Leadership

Len D. Devaisher—President and Chief Operating Officer

Barbara A. Finney—Senior Vice President and Chief Operations Officer

Steven J. Heimermann—Executive Vice President, Wealth Management

Timothy M. Heth—Executive Vice President and Chief Human Resources Officer

David E. Lindstrom—Executive Vice President, Consumer Banking

Susan M. Moore—Executive Vice President and Chief Risk Officer

Barry S. Ray—Senior Executive Vice President and Chief Financial Officer

Charles N. Reeves—Chief Executive Officer

Gary L. Sims— Executive Vice President and Chief Credit Officer

Chase L. Stafford—Executive Vice President, Commercial Banking



MidWest*One* Financial Group, Inc.
Corporate Headquarters
102 S. Clinton Street
Iowa City, IA 52240
800.247.4418

MidWest*One*.bank
NASDAQ Symbol: MOFG

Transfer Agent/Divided Paying Agent
Equiniti Trust Company, LLC
55 Challenger Road, Floor 2
Ridgefield Park, New Jersey 07660

General Counsel
Barack Ferrazzano Kirschbaum & Nagleberg LLP
200 West Madison Street, Suite 3900
Chicago, Illinois 60606-3465

Independent Registered Public Accounting Firm
RSM US, LLP
400 Locust Street, Suite 640
Des Moines, Iowa 50309